Concord Acquisition Corp III

477 Madison Avenue

New York, NY 10022

November 1, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald E. Alper

RE:	Concord Acquisition Corp III (the “Company”)
Registration Statement on Form S-1
(File No. 333-254789) (the “Registration Statement”)

Dear Mr. Alper:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on November 3, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CONCORD ACQUISITION CORP III

By:	/s/ Jeff Tuder
	Name:	Jeff Tuder
	Title:	Chief Executive Officer